UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65557/ October 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14539

In the Matter of	:	
	:	
DIALPOINT COMMUNICATIONS CORP.,	:	ORDER MAKING FINDINGS AND
PACEL CORP.,	:	REVOKING REGISTRATIONS BY
QUANTUM GROUP, INC. (THE), and	:	DEFAULT AS TO THREE
TRADEQUEST INTERNATIONAL, INC.	:	RESPONDENTS AND CANCELING
	:	PREHEARING CONFERENCE

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 8, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 12, 2011. Respondents' Answers were due on September 26, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). As of today, Respondents have not filed Answers with the Office of the Secretary, nor have they responded to an Order requiring that they show cause – by October 12, 2011 – why the registration of their securities should not be revoked by default.[1]

Dialpoint Communications Corp. (Dialpoint), Pacel Corp. (Pacel), and Tradequest International, Inc. (Tradequest) (collectively, Respondents), are in default for failing to file an Answer to the OIP, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Dialpoint (CIK No. 1404403) is a revoked Nevada corporation located in Rock Hill, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dialpoint is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $62,690 for the prior nine months. As of September 2, 2011, the common stock of Dialpoint was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

---

[1] The proceeding is still ongoing as to Quantum Group, Inc. (The), which is in settlement negotiations with the Division.

Pacel (CIK No. 1044490) is a revoked Nevada corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $2,288,304 for the prior nine months. As of September 2, 2011, the common stock of Pacel was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tradequest (CIK No. 29322) is a revoked Nevada corporation located in Coral Gables, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tradequest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $1,237,655 for the prior nine months. As of September 2, 2011, the common stock of Tradequest was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering Respondents' delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Dialpoint Communications Corp., Pacel Corp., and Tradequest International, Inc., is hereby REVOKED.

IT IS FURTHER ORDERED THAT the telephonic prehearing conference scheduled for October 14, 2011, is canceled.

_____
Cameron Elliot
Administrative Law Judge